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                                                               EXHIBIT 99

                                WHITTMAN-HART, INC.


                 WHITTMAN HART, INC.  ANNOUNCES 2-FOR-1 STOCK SPILT



CHICAGO -- Whittman-Hart, Inc. (NASDAQ: WHIT) one of the nation's leading information technology (IT) services firms, today announced that its Board of Directors approved a 2-for-1 split of its common shares. Shareholders will receive one additional common share for every share held on the record date of July 12, 1998.

Whittman-Hart has approximately 25.2 million common shares outstanding. Upon completion of the split, the number will increase to approximately 50.4 million. The additional shares will be mailed or delivered on or about July 31 by the Company's transfer agent, First Chicago Trust Company of New York. This is the second time the common stock has split since the company went public on May 3, 1996.

Headquartered in Chicago, Whittman-Hart helps middle-market companies and divisions and departments of the Fortune 500 improve productivity and marketplace performance through the strategic use of information technology. In November 1997, Forbes included Whittman-Hart in its list of the 200 Best Small Companies in America. The company has more than 2,000 employees in 16 branch offices throughout the United States and in the United Kingdom. The company had 1997 revenues of $173.5 million. Its web site is www.whittman-hart.com.